Filed by Baxalta Incorporated

Pursuant to Rule 425 under the

Securities Act of 1933

And deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Baxalta Incorporated

Commission File No.: 001-36782

EMPLOYEE FAQ: February 22, 2016 UPDATE

Will you continue with our current commitments to international and country-level patient groups? Through 2016? Can you comment on what will happen beyond 2016?

Baxalta remains committed to providing access to healthcare and life saving treatments. The purpose of this combination is to serve customers, patients and patient groups better. We expect existing commitments will be honored through 2016.

While nothing will change in the near term, and more details will come over time, it’s important to note that Shire shares our passion for patients, and through this combination we hope to extend our reach to even more patients.

Some of our patient groups have expressed concern about a change in their day-to-day contacts because they may be assigned someone who doesn’t know their history. Is there a general intent you can share, at this time, to keep these long-standing relationships in place?	Shire believes interactions with patient groups are important. They have longstanding positive relationships with patient groups and value these interactions and partnerships. This approach will continue in the newly combined company.

What relationships does Shire have with patient advocacy groups?	Shire’s patient advocacy information can be found at https://www.shire.com/patients/patient-advocacy

Has Shire made a decision on locations/facilities? Their CEO recently signaled in a press interview that the company planned to keep the Cambridge Innovation Center.	The site strategy and decision on facilities is part of the ongoing integration planning discussions, and to date, no decisions have been made. We are committed to communicate to employees as soon as information becomes available. Flemming Ørnskov, CEO of Shire, mentioned in an interview with The Boston Globe, that the Cambridge facility is an attractive location and the cornerstone of Baxalta’s research and development activity. His comments are consistent with the remarks he made during the LEAP Leadership meeting, in January, and his vision: “The number one principle for us is stability and growth. We’re not interested in doing anything that would damage the great businesses that you have.”

Will the manufacturing MSA we have with the Round Lake plant continue moving forward if we become Shire?	Yes. The terms of the agreement with Baxter at the time of the split, remain intact and Baxalta will take control of the Flexbumin part of the operation.

The terminologies, Acquisition & Merger, are both used when referencing this deal. What is the difference between the two and why do we keep discussing both?	We are being acquired. But we are also very much combining to create a new enterprise. This transaction will bring together two leading players in rare disease, and Shire has expressed great respect for Baxalta and the quality of its people. Baxalta will emerge from this as a different organization. And so will Shire. Both companies will learn from each other, and each brings the best it has to offer to the new organization

As we approach the 6ML, is there a concern Shire will not need the total amount?	Our 2016 volume target didn’t consider any plasma supply to Shire, so there is no connection between our volume targets this year and Shire’s.

Does Shire manufacture medical devices?	No. Shire does not manufacture medical devices.

Has there been a decrease in demand for plasma products?	There has not been a decrease in demand for plasma. Volume continues to grow, which requires changes in how we address volume needs, which would have occurred regardless of whether we were combining with Shire.

What’s the definition for rare disease (Shire’s focus)?	A rare disease is a disease that affects 1 in 200,000 people. An orphan disease is a rare disease that has no treatment available.

Is it possible for Baxalta employees to buy Shire shares?	Yes, Baxalta employees may purchase Shire ADRs or common shares, subject to all insider trading and other applicable laws as well as Baxalta’s Securities Trading Policy.

Is there a risk that the deal might still fail or be rejected?	In the proxy statement to our shareholders, the Board will recommend that shareholders vote in favor of this transaction, and we fully expect that the merger will be completed. We are fortunate to have entered into this transaction from a position of great strength, and if, for any reason, the transaction does not close, we continue to have a high level of confidence in our standalone plan and prospects.

When will we know more about the integration plan?	The Integration Management Office (IMO) will act as the hub and coordinating body of the integration effort with equal representation from both companies. Business and Functional teams will carry out integration planning and, following the closing, execution. Visit the IMO Resource Center on our intranet for more information.

How will the rebranding look? Wouldn’t we prefer to keep the Baxalta brand given our size?	It is too early to know what the branding of the combined companies will be. The Integration Management Office will have dedicated workstream leaders focused on branding and communication.

What do we know about Shire’s organizational structure and their manufacturing footprint?	It’s too early for us to know the details of Shire’s organization structure, although we know its manufacturing footprint is considerably smaller than Baxalta’s.

Shire is lean, so what functions will be initially targeted for synergy?	It is premature to speculate about synergies.

Who will be the CEO and CFO of the combined company?	Flemming Ornskov will become CEO of the combined company. Other roles will be determined through the integration process. We will be working hard to provide answers as soon as we can.

The news talks about ~$500M in synergies. In what areas will these be achieved? Which departments?	It is too soon to speculate. The IMO will provide regular communication and updates to the organization with additional information as it is received.

Has a company name been decided? What will it be?	Per Shire’s SEC filings on January 11th, 2016, the name of the combined organization will be Shire.

How will this affect the Westlake Village facility? Will we stay at this location until the lease is up in 2019?	It is too soon to speculate.